30 August 2001	21/01

REUTERS ACQUISITION OF BRIDGE ASSETS CLEARS US REGULATORY REVIEW

London — Reuters, the global information, news and technology group, said it has been informed that the US government has closed its review of Reuters bid to acquire certain assets of Bridge Information Systems Inc. without taking any action or imposing any conditions. The bid had been subject to review by the US Department of Justice under the Hart-Scott-Rodino Antitrust Act since early May.

Bridge and Reuters are working together with the intention of satisfying the remaining closing conditions and completing the transaction within the next few weeks. Accordingly, Reuters has exercised its right to extend the term of the purchase agreement to 30 September 2001.

Bridge and some of its affiliates have been in reorganisation proceedings under Chapter 11 of the US Bankruptcy Code since earlier this year. In late April, Bridge declared Reuters the winner of an auction for certain of Bridge’s business operations, and the US Bankruptcy Court approved the Reuters bid in early May.

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Contacts:

Peter V Thomas/Adrian Duffield Corporate Relations - UK peter.v.thomas@reuters.com or adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4890/4728

Nancy Bobrowitz/Felicia Cosby Corporate Communications - USA nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com	Tel: +1 646 223 5220/5223

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Note to editors

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of Internet technologies for the widest distribution of information and news. Reuters is the world’s largest international text and television news agency with 2,260 journalists, photographers and camera operators in 190 bureaux. In 2000 the Group had revenues of £3.59 billion and on 30 June 2001, the Group employed 19,081 staff in 210 cities in 99 countries. Reuters celebrates its 150th anniversary this year.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Results Press Release for the period 30 June 2001 under the heading ‘Risk Factors’. Copies of the Press Release are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

In addition, Reuters may not be able to complete the acquisition on the terms previously summarised or other acceptable terms, or at all, due to a number of factors, including failure to satisfy remaining closing conditions.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.